Prospectus Supplement to	Filed pursuant to Rule 424(b)(7)
Prospectus dated April 14, 2016	Registration No. 333-198600

10,740,000 SHARES

RENOVACARE, INC. COMMON STOCK

This prospectus supplement amends and supplements our prospectus dated April 14, 2016. The prospectus relates to 10,740,000 shares of our common stock that may be offered for resale by the Selling Stockholders named therein.

The Selling Stockholders named in this prospectus supplement, or in supplements hereto, may sell all or a portion of the common stock, from time to time, in market transactions, in negotiated transactions or otherwise, and at prices and on terms which will be determined by the then prevailing market price for our common stock or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. In addition, the Selling Stockholders may offer the common stock from time to time through ordinary brokerage transactions on the OTC Markets Group Inc. QB tier (the “OTCQB”). See “Plan of Distribution” in the prospectus dated April 14, 2016 for additional information on the methods of sale.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated April 14, 2016. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

No securities are being offered or sold by us pursuant to this prospectus supplement. We will not receive any of the proceeds from the sale of these shares by the Selling Stockholders.

Our common stock is traded on the OTCQB under the symbol “RCAR.” On November 11, 2016, the closing price of our common stock, as reported on the OTCQB was $0.95 per share.

Our principal executive offices are located at 430 Park Avenue, Suite 702, New York, NY 10022. Our phone number is (888) 398-0202.

Investing in the offered securities involves risks. See “Risk Factors” beginning on page 10 of the prospectus dated April 14, 2016.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the offered securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 14, 2016

1

THE SELLING STOCKHOLDERS

The table below supplements or amends the Selling Stockholders table contained on page 46 of the prospectus dated April 14, 2016. Where the name of the Selling Stockholders identified in the table below also appears in the table of the prospectus, the information set forth in the table below regarding the Selling Stockholders supersedes the information in the prospectus. The following table provides information regarding the Selling Stockholders and the number of shares of common stock they are offering for resale hereunder.

Unless otherwise indicated in the footnotes below, we believe that the person and entity named in the table below have sole voting and investment power with respect to all shares beneficially owned. Because the Selling Stockholders may offer, pursuant to this prospectus supplement, all or some portion of the common stock listed below, no estimate can be given as to the amount of common stock that will be held by the Selling Stockholders upon consummation of any sales. In addition, the Selling Stockholders listed in the table may have sold, transferred or otherwise disposed of, in transactions exempt from registration requirements of the Securities Act of 1933, as amended, some or all of their common stock since the date as of which such information was provided to us. The percentage ownership data is based on 69,955,847 shares of our common stock issued and outstanding as of November 9, 2016.

Other than as described in the footnotes to the table and elsewhere in the prospectus dated April 14, 2016, none of the Selling Stockholders has had any material relationship with us or any of our affiliates within the past three years, other than as a stockholder.

We have prepared the table based on information given to us by, or on behalf of, the Selling Stockholders on or before November 9, 2016. Information about the Selling Stockholders may change over time. Any changed information given to us by the Selling Stockholders will be set forth in prospectus supplements, amendments to this prospectus supplement, or post-effective amendment to the registration statement of which the accompanying prospectus is a part, if and when necessary.

Selling Stockholders	# of Shares Beneficially Owned Prior to the Offering		% of Issued and Outstanding Shares Owned Prior to the Offering (1)	# of Shares Registered and to be Sold in this Offering (2)	# of Shares Beneficially Owned After this Offering (2)	% of Issued and Outstanding Shares Owned After this Offering (2)
Jörg Gerlach, MD PhD (3)	720,000		1.02	240,000	480,000	*
Kalen Capital Holdings LLC (4)	51,671,807	(5)	67.04	10,500,000	41,171,807	53.42
Total	52,391,807			10,740,000	41,651,807

_________________

*	Less than 1%

(1)

Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Beneficial ownership is calculated based on 69,955,847 shares of common stock issued and outstanding as of the date of this prospectus supplement. Under Rule 13d-3(d) of the Exchange Act, shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

2

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date of this prospectus supplement.

(2)

The Selling Stockholders may offer and sell, from time to time, any or all of our common stock issued to them and registered for resale. Because the Selling Stockholders may offer all or only some portion of the 10,740,000 shares of common stock registered, no exact number can be given as to the amount or percentage of these shares of common stock that will be held by the Selling Stockholders upon termination of the offering. We can only make estimates and assumptions. The number of shares listed in the category titled "% of Issued and Outstanding Shares Owned After This Offering," in the table above, represent an estimate of the number of shares of common stock that will be held by the Selling Stockholders after the offering. To arrive at this estimate, we have assumed that the Selling Stockholders will sell all of the shares to be registered pursuant to this offering and will not be acquiring any additional shares. Please refer to "Plan of Distribution."

(3)

As part of our acquisition of the CellMistTM System from Dr. Gerlach we issued him a Series A Warrant to purchase up to 1,200,000 shares of our common stock at an exercise price of $0.35 per share. The Series A Warrant vests in five equal installments of 240,000 on July 12, 2014-2018 and expires on July 12, 2019. During 2015, Dr. Gerlach exercised on a cashless basis 240,000 vested Series A Warrants resulting in the issuance 196,812 shares of common stock.

(4)

Kalen Capital Holdings LLC (“KCH”) is a wholly owned subsidiary of Kalen Capital Corporation (“KCC”), a private Alberta corporation wholly owned by Mr. Harmel Rayat. In such capacity, Mr. Rayat may be deemed to have beneficial ownership of these shares. The number of shares reflected above is as of November 9, 2016, based upon the review of our transfer records as of said date and information provided to us by KCC and includes: (a) 44,550,713 shares of our common stock owned by KCC and its wholly owned subsidiary; (b) a Series B Warrant to purchase up to 1,326,087 shares of our common stock at an exercise price of $0.46 per share through November 29, 2018; (c) a Series C Warrant to purchase up to 3,500,000 shares of our common stock at an exercise price of $0.49 per share through November 29, 2018; (d) a Series D Warrant to purchase up to 800,000 shares of our common stock at an exercise price of $1.10 per share through June 5, 2020; (e) a Series E Warrant to purchase up to 584,416 shares of our common stock at an exercise price of the lesser of (i) $1.54 or (ii) a 20% discount to the average closing price of our common stock as quoted on the OTCQB for the 5 days prior to the date on which KCC elects to exercise the warrant through September 9, 2021; and (f) 910,591 shares issuable upon exercise of a convertible note in the principal amount of $700,000 and accrued interest, based upon a conversion price of $0.7776, representing a 20% discount to our closing price for the 5 days prior to November 9, 2016 (as of the date of this prospectus supplement, we have not received a notice of conversion from KCC). Each of the foregoing warrants may be exercised on a cashless basis using the formula contained therein. For tax purposes, all of the debt and equity securities of the Company owned by KCC have been assigned to KCH.

(5)

KCH's beneficial ownership and ownership percentage have been calculated in accordance with Rule 13d-3(c) of the Exchange Act, which provides that all securities of the same class beneficially owned by a person, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of shares beneficially owned by such person and in accordance with Rule 13d-3(d) of the Exchange Act.

3